Earnings Presentation

4th Quarter
& Full Year
2022

d·local



Sebastián Kanovich
Chief Executive Officer



Jacobo Singer
President, COO



Diego Cabrera Canay
Chief Financial Officer



Maria Oldham
VP of Corp. Development, IR

Safe Harbor

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

d·local

We are building the best financial infrastructure for emerging markets

Bangkok, Thailand .

Without dLocal: complex, multiple connections


Global merchants
PSP Acquiring
R$
Rs
B/.
₦
₹
S/.
£
Rp
₱
COP$
E£
ARS$
MXN$
$U
Consumers

With dLocal: one stop shop in emerging markets


Global merchants
Multiple solutions
Improved acceptance and conversion rate
d·local
One API,
one platform,
one contract
900+
payment methods
40
countries
unlocking
2B+
potential users1

Note: [1]Potential interaction with over 2 billion combined internet users in the countries we serve; estimated figure based on each country population and internet penetration

Selected enterprises

We partner with some of the largest global enterprises

600+ merchants and **200+** key accounts[1] **in 2022**

Note: [1]Total merchants exclude small and medium-sized businesses in our marketplace solution. Key accounts consider those merchants that have an Account Manager assigned.


Invoice Collection
Invoice Details

Solving Salesforce's payment collection

Creating tailor-made solutions at scale to address our merchants pain points

Splitting and settling payments, as well as accepting local payment methods, are some of the major challenges for global players that collect payments directly on their own platform.

dLocal's latest no-code solution solves the complexity of B2B payment collection, dealing with currency volatility, enabling local payment options, and providing for the expatriation and settlement of funds.



Localized checkout to enhance our merchants' payment experience

dLocal allows clients such as Meta to deliver a smooth and frictionless payment experience in Africa by enabling dominant local payment methods outside of traditional international credit card payments, including mobile money, local cards, as well as cash payments.

Payment methods using mobile money had 346M[1] monthly active users worldwide in 2021 and in markets like Kenya have a 60%[2] penetration vs 5-6%[3] for credit cards.

Note: [1] Source: GSM Association, State of the Industry Report on Mobile Money 2022; [2]Source: Communications Authority of Kenya - Second quarter sector statistics report for the financial year 2022/2023; [3]Source: Statista (all values are estimates).

We delivered another year of record results

	Total Processed Volume	Revenue	Gross Profit	Adjusted EBITDA[2]
FY22	**$10.6B** ▲ **+75%** YoY	**$419M** ▲ **+72%** YoY | NRR[1] **165%**	**$202M** ▲ **+55%** YoY	**$153M** ▲ **+54%** YoY
4Q22[3]	**$3.3B** ▲ **+78%** YoY | **+21%** QoQ	**$118M** ▲ **+55%** YoY | **+6%** QoQ NRR[1] **146%**	**$55M** ▲ **+42%** YoY | **+2%** QoQ	**$40M** ▲ **+39%** YoY | **-3%** QoQ



+126%
CAGR
2020
2021
2022



+101%
CAGR
2020
2021
2022



+83%
CAGR
2020
2021
2022



+91%
CAGR
2020
2021
2022

Note: [1] "NRR" means net revenue retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the current period revenue by the prior period revenue. The prior period revenue is the revenue billed by us to all of our merchant customers in the corresponding period for the prior fiscal year. The current period revenue is the revenue billed by us in the corresponding period for the current fiscal year to the same merchant customers included in the calculation of the prior period revenue. Current period revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers on-boarded during the last 12 months.[2] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed as non-IFRS measure in other contexts, pursuant IFRS 8, Adjusted EBITDA is treated by dLocal as IFRS measure based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA in appendix. [3]Unaudited quarterly results.



Solving for the complex, fragmented payments ecosystem in EMs

Maximizing reach by accepting key local payment methods

Non-credit card volume accounted for 67% of total TPV in 2022


2022 cross-border TPV
Credit card
28%
Other
72%
2022 local-to-local TPV
Credit-card
41%
Other
59%

Other payment methods include:

- Bank transfers
- Cash alike payments
- Debit card
- Digital wallet
- Local APMs
- Mobile payments

Industry-agnostic solutions operating across numerous verticals

TPV growth during the year supported by a well diversified segment base and growth across all verticals

Financial Services	20%[1] of 2022 TPV
Commerce	15% of 2022 TPV
Streaming	13% of 2022 TPV
Advertising	12% of 2022 TPV
On-demand Delivery	12% of 2022 TPV
Ride Hailing	11% of 2022 TPV
SaaS	9% of 2022 TPV
Travel	4% of 2022 TPV
Gaming	2% of 2022 TPV
eLearning	1% of 2022 TPV

Note: [1]In 2022, financial services include wallets (1% of total TPV) and crypto (0.2% of total TPV).

Diversifying revenues while continuously growing our top merchants

Top 10 merchant revenue[1] ($M) and concentration (%)


64%
56%
50%
67
138
211
2020
2021
2022

[1]Note: Top 10 merchants may vary from period to period. Top 10 merchants from quarter to quarter may differ from the Top 10 merchants for the full year.

Further expanding our footprint in emerging markets with a coverage of 23 countries in Asia & Africa, and 17 countries in Latin America

Localizing payments in 40 countries after adding Honduras in 4Q22

2016
- Argentina
- Colombia
- Brazil
- Mexico
- Chile
- Uruguay
- China
- Turkey

2017
- Peru

2018
- Morocco
- India
- Paraguay

2019
- Indonesia
- Ecuador
- South Africa
- Nigeria

2020
- Panama
- Philippines
- Bolivia
- Ghana
- Bangladesh
- Egypt
- Cameroon
- Kenya
- Costa Rica
- Senegal

2021
- DR
- Thailand
- Vietnam
- El Salvador
- Malaysia
- Guatemala
- Tanzania
- Uganda
- Pakistan

2022
- Ivory Coast
- Nicaragua
- Rwanda
- Saudi Arabia

Q4 Additions
- Honduras



Africa and Asia revenue increased by 259% year-over-year in 2022

Africa & Asia revenue

($M)


4% QoQ
259% YoY
423% YoY
21
74
5
25
26
2021
2022
4Q21
3Q22
4Q22
% share of total revenue
8%
18%
6%
22%
22%




Haikai
Ótimos
Preços
FRALDAS
Ótimos
Preços
Oferta

Latin America continued to grow consistently

Latin America revenue
($M)



54% YoY
6% QoQ
30% YoY
224
345
71
87
93
2021
2022
4Q21
3Q22
4Q22
% share of total revenue
92%
82%
94%
78%
78%



Latin America revenue by country

($M)



2021
2022
41% YoY
55% YoY
104% YoY
44% YoY
44% YoY
60
84
50
78
33
68
36
52
44
63
Brazil
Argentina
Mexico
Chile
Other LatAm
% share of total revenue
24%
20%
21%
19%
14%
16%
15%
13%
18%
15%

We continue to grow our global team whilst maintaining a lean culture

Most of the hires for the period were for tech-related roles and sales & marketing

FTE evolution (#)

AFRICA & ASIA

159

▲ **+121%** YoY

AMERICAS

567

▲ **+22%** YoY

726

▲ **+191 FTEs or 36%** Employee Growth YoY

Note: FTE includes employees and contractors.

FTE by function (%)

Technology	40%
Corporate central functions	21%
Sales & Marketing	20%
Operations & Expansion	19%

Financial Highlights

Surpassed $10.5B TPV in 2022, and $3.3B in Q4

TPV evolution ($B)


75% YoY
6.0
10.6
2021
2022

% cross-border share[1]: 65% (2021), 58% (2022)


21% QoQ
78% YoY
1.9
2.1
2.4
2.7
3.3
4Q21
1Q22
2Q22
3Q22
4Q22

% cross-border share[1]: 63% (4Q21), 62% (1Q22), 61% (2Q22), 56% (3Q22), 53% (4Q22)

Note: Unaudited quarterly results. [1]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

Sustained growth rates in Pay-ins; accelerated growth rate of Pay-outs in Q4

Pay-ins and Pay-outs TPV evolution ($B)

Pay-ins


91% YoY
4.1
7.9
2021
2022
% share
68%
75%


14% QoQ
65% YoY
1.4
1.6
1.9
2.0
2.3
4Q21
1Q22
2Q22
3Q22
4Q22
76%
78%
77%
75%
71%

Pay-outs


39% YoY
1.9
2.7
2021
2022
% share
32%
25%


40% QoQ
119% YoY
0.4
0.5
0.6
0.7
1.0
4Q21
1Q22
2Q22
3Q22
4Q22
24%
22%
23%
25%
29%

Note: Unaudited quarterly results

Another quarter of revenue growth, reaching a record in 2022 of $419M

Revenue evolution ($M)


72% YoY
419
244
2021
2022


6% QoQ
55% YoY
118
112
101
87
76
4Q21
1Q22
2Q22
3Q22
4Q22

Note: Unaudited quarterly results

High NRR, with existing merchants driving more than 80% of revenue growth

Revenue composition ($M)

FY

165%
NRR[1]


244
158
17
419
2021
Existing Merchants
New Merchants
2022

Q4[1]

146%
NRR[1]


76
35
7
118
4Q21
Existing Merchants
New Merchants
4Q22

Note: [1]Unaudited quarterly results
[2]"NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

Continued profitable growth, reaching over $200M gross profit in 2022

Gross Profit ($M) and Gross Profit margin (%) evolution


55% YoY
60
130
202
2020
2021
2022
Gross Profit Margin
58%
53%
48%


2% QoQ
42% YoY
39
44
50
54
55
4Q21
1Q22
2Q22
3Q22
4Q22
Gross Profit Margin
51%
50%
49%
48%
47%

Note: Unaudited quarterly results

Strong EBITDA growth of 54% in 2022, whilst continuing to invest for the future

Adj. EBITDA[1] ($M) and Adj. EBITDA margin (%) evolution



54% YoY
42
99
153
2020
2021
2022

Adjusted EBITDA Margin 40% 41% 37%



-3% QoQ
39% YoY
29
33
38
42
40
4Q21
1Q22
2Q22
3Q22
4Q22

Adj. EBITDA Margin 38% 38% 38% 37% 34%

Note: Unaudited quarterly results
[1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Solid net income growth and robust cash position, supporting business growth

Net income evolution ($M)


116
8
109
one-offs recorded in 4Q22[1]
78
28
2020
2021
2022

Cash reconciliation ($M)[2]


336
120
-9
-56
81
-5
0
468
Consolidated cash (2021 EoP)
Net income before taxes
Income tax paid
Increase in other assets
Change in trade receivables/payables
Loan cancellation, net
Other
Consolidated cash (2022 EoP)

Note: [1]During Q4 2022 we incurred $2M related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm. In addition, during 2022, the Company utilized FTX Trading Ltd. ("FTX") banking services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5.6 million whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. [2]As of December 31, 2022, Merchant Clients Funds includes $38.1M pending to be transferred to Own Funds accounts.

Q1 2023 Expectations

$3.5-3.6B

TPV[1]

$135-138M

REVENUE[1]

$57-59M

GROSS PROFIT[1]

FY 2023 Outlook

$620-640M

REVENUE[2]
Implied NRR 140%-150%

$200-220M

ADJUSTED EBITDA[2]

Note: [1]We do not intend to provide such preliminary numbers in future quarters and this should not be understood as a new practice by the Company to provide quarterly guidance. The estimates above are unaudited and represent the most current information available to management. These estimates and statements are preliminary. There can be no assurance that our financial quarterly results will not differ materially from these estimated results. You should not place undue reliance on these estimates and statements. In addition, during the course of closing of our financial statements for the quarter, there may be items that would require adjustments that may be material to the results described above. As a result, this presentation is subject to risks and uncertainties as discussed under "Safe Harbor". [2]Amounts are estimates and are based on current management expectations. All amounts are subject to change, including as a result of matters discussed under "Safe Harbor" and the Company undertakes no duty to update its guidance.

Highlights

We power a **massive and expanding emerging markets ecosystem** accepting more than **900 local payment methods** across **40 countries**

We are **directly integrated** with some of the world's largest online merchants, driving very strong NRR and cohort performance

We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

Our business model is **diversified across industries, clients and geographies**

We are **growing rapidly and profitably at scale with strong cash generation**

d·local

Thanks

d·local

APPENDIX

TPV

TPV breakdown by type of product[1]

US$ million	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
Pay-ins	539	931	1,244	1,417	**4,131**	1,644	1,881	2,046	2,334	**7,905**
As % of total	*58%*	*64%*	*69%*	*76%*	***68%***	*78%*	*77%*	*75%*	*71%*	***75%***
Pay-outs	387	525	567	439	**1,918**	460	552	687	962	**2,661**
As % of total	*42%*	*36%*	*31%*	*24%*	***32%***	*22%*	*23%*	*25%*	*29%*	***25%***
Total TPV	**926**	**1,456**	**1,812**	**1,856**	**6,049**	**2,104**	**2,433**	**2,734**	**3,296**	**10,567**

TPV breakdown by type of flow[2]

US$ million	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
Cross-border	636	963	1,182	1,167	**3,948**	1,302	1,487	1,544	1,745	**6,077**
As % of total	*69%*	*66%*	*65%*	*63%*	***65%***	*62%*	*61%*	*56%*	*53%*	***58%***
Local to Local	290	493	629	688	**2,101**	802	946	1,190	1,550	**4,489**
As % of total	*31%*	*34%*	*35%*	*37%*	***35%***	*38%*	*39%*	*44%*	*47%*	***42%***
Total TPV	**926**	**1,456**	**1,812**	**1,856**	**6,049**	**2,104**	**2,433**	**2,734**	**3,296**	**10,567**

Note: Unaudited quarterly results.
[1] "Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.
[2] "Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue

Revenue breakdown by geography

US$ million	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
Brazil	9.3	16.5	17.7	16.1	**59.7**	18.1	20.7	21.8	23.4	**84.0**
Argentina	10.3	11.2	13.6	15.1	**50.2**	21.1	23.2	19.1	14.2	**77.6**
Mexico	5.9	7.6	8.7	11.1	**33.4**	12.9	16.0	16.6	22.4	**68.0**
Chile	4.3	9.1	12.0	11.1	**36.5**	12.1	12.7	13.7	13.9	**52.5**
Other Latin America	6.1	9.1	10.7	18.0	**43.9**	13.4	15.0	16.0	18.9	**63.3**
Latin America	**35.9**	**53.6**	**62.7**	**71.4**	**223.6**	**77.6**	**87.6**	**87.3**	**92.9**	**345.4**
Africa & Asia	**4.3**	**5.3**	**6.0**	**4.9**	**20.5**	**9.8**	**13.6**	**24.5**	**25.6**	**73.6**
Total Revenue	**40.3**	**59.0**	**68.6**	**76.3**	**244.1**	**87.5**	**101.2**	**111.9**	**118.4**	**418.9**

Note: No single country included in the "Other Latin America" or "Africa & Asia" categories represented more than 10% of revenue for the years 2021 and 2022. Unaudited quarterly results.

Adjusted EBITDA

4Q22 Adjusted EBITDA Bridge ($M)


27
2
4
6
0
2
40
4Q22 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Impairment Gain/Losses on Financial Assets¹
Other Adjustments²
Other non-recurring costs³
4Q22 Adjusted EBITDA

FY2022 Adjusted EBITDA Bridge ($M)


128
8
9
6
1
2
153
2022 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Impairment Gain/Losses on Financial Assets¹
Other Adjustments²
Other non-recurring costs³
2022 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results.
[1]During 2022, the Company utilized FTX Trading Ltd. ("FTX") banking services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5.6 million whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance. [2]Other Adjustments for 4Q22 includes other operating gain/(loss) of -$0.01M. Other Adjustments for 2022 includes other operating gain/(loss) of $0.7M. [3]Other non-recurring costs include costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

Adjusted EBITDA

Reconciliation of Profit to Adjusted EBITDA

US$ thousand	Three-month period ended December 31,		Twelve-month period ended December 31,	
	2022	**2021**	**2022**	**2021**
Profit for the period	**19,364**	**23,549**	**108,697**	**77,853**
Income tax expense	3,935	2,114	11,586	7,647
Depreciation and amortization	2,457	1,507	8,147	4,747
Finance income and costs, net	3,071	(1,234)	6,590	(1,996)
Share-based payment non-cash charges	3,810	2,236	8,684	7,590
Other operating (gain)/loss	(9)	-	697	(2,896)
Secondary offering expenses[1]	-	716	89	5,158
Transaction costs[2]	-	22	-	687
Impairment loss / (gain) on financial assets[3]	5,640	25	5,534	33
Inflation adjustment	132	137	1,037	334
Other non-recurring costs[4]	2,014	-	2,014	-
Adjusted EBITDA	**40,414**	**29,072**	**153,075**	**99,157**

Note: Unaudited quarterly results.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1]Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. [2] Corresponds to costs related to the acquisition of assets of PrimeiroPay. [3] During 2022, the Company utilized FTX Trading Ltd. ("FTX") banking services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5.6 million whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance.[4] It includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.